September 17, 1998



VIA ELECTRONIC SUBMISSION

Securities & Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

         Re:  AmeriPrime Funds, File No. 33-96826

To Whom It May Concern:

         Pursuant to Rule 477 under the Securities Act of 1933 (the "1933 Act"), we hereby request that the post-effective amendment filed on behalf of the AmeriPrime Funds on September 10, 1998 (accession number 0001000579-98-000030) be withdrawn. The amendment was filed erroneously under the 1933 Act only. The amendment was refiled on September 11, 1998 (accession number 0001035449-98-000078) under both the 1933 Act and the Investment Company Act of 1940.

         If you have any questions please contact the undersigned or JoAnn Strasser at (513) 381-2121.


AmeriPrime Funds



                         By:____________________________
                     Donald S. Mendelsohn, attorney-in-fact

DSM/jlm
c.  Ken Trumpfheller